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                   JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                Dallas, Texas
               Administrative Office:  9920 Corporate Campus Drive,
                    Suite 1000, Louisville, Kentucky 40223

                  GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER

This rider forms a part of the contract to which it is attached. The rider is subject to the terms of the contract except to the extent it changes the contract. The effective date of this rider is the date that the rider is elected, anytime during the life of the contract to which it is attached. If you elect this benefit, we will deduct an extra charge as stated in the Rider Charge provision of this form. Once this benefit is elected, you cannot cancel it and charges will continue to be deducted until Annuity Payments begin.

If you elect the Guaranteed Minimum Withdrawal Benefit ("GMWB") when you purchase your Contract, your initial Purchase Payment is used as the basis for determining the maximum payouts (the "Benefit Amount"). If you elect this benefit at a later date, your Contract Value on the date the benefit is added to your Contract is used to determine the Benefit Amount. The Benefit Amount will be reduced by the withdrawal amount each time a withdrawal is made. The withdrawal may be more or less than the Benefit Payment.

Once the initial Benefit Amount has been determined, we calculate the maximum annual guaranteed payment ("Benefit Payment"). The Benefit Payment is equal to 7% of the initial Benefit Amount and is the maximum annual guaranteed payment. If you do not take 7% in one year, you may not take more than 7% the next year. You can continue to take Benefit Payments until the sum of the Benefit Payments equals the Benefit Amount.

Benefit Payments are zero during the Waiting Period. The Waiting Period is the time between the date you elect the GMWB and the date you can begin receiving Benefit Payments. Benefit Payments can begin only at the end of the Waiting Period or after. For example, if you choose a Waiting Period of 5 years, you cannot begin receiving Benefit Payments before your 5th Contract Anniversary. The Waiting Period is elected at the time of adding the GMWB. The GMWB charge will vary depending on the length of the Waiting Period.

For purposes of the GMWB, the year is from Contract Anniversary to Contract Anniversary when the GMWB is elected at purchase. If the GMWB is elected anytime after purchase of the Contract, the year is the time between adding the GMWB to the Contract and the next Contract Anniversary, which may be less than a full year.

If, in any year, your Withdrawals total more than your Benefit Payment out of your Contract the Benefit Payment will be recalculated as follows:

     The Adjusted Benefit Payment is equal to the Benefit Payment before the withdrawal multiplied by the quantity of one minus the ratio of the withdrawal divided by the Contract Value before the withdrawal.

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If you make subsequent payments to your Contract, we will recalculate your
Benefit Amount and your Benefit Payments. Your new Benefit Amount equals your Benefit Amount immediately prior to the subsequent payment plus the subsequent payment. When your Benefit Amount is adjusted because you have made a subsequent purchase payment, your Benefit Payment is recalculated to equal the Benefit Payment immediately prior to the subsequent payment, plus 7% of the subsequent payment.

Once you elect this benefit, you are entitled to one free "step-up" of the Benefit Amount over the course of this option. If you choose to "step-up" the benefit, your Benefit Amount is re-calculated to equal the total Contract Value. The Benefit Payment then becomes 7% of the new Benefit Amount, and will never be less than the existing Benefit Payment.

Additional "step-ups" are available at an extra charge. At the time you elect an additional "step-up", there may be a higher charge for the GMWB. When you elect an additional "step-up" you will be charged the current GMWB charge.

You can surrender your Contract at any time, even if the GMWB is elected, but you will receive your Contract Value at the time of surrender with applicable charges deducted and not the Benefit Amount or the Benefit Payment amount you would have received under the GMWB.

Each withdrawal made as a Benefit Payment reduces the amount that can be withdrawn under your annual Free Withdrawals.

                                 RIDER CHARGE

The addition of the Guaranteed Minimum Withdrawal Benefit Rider will result in an extra charge as follows:

TWO-YEAR WAITING PERIOD -- A charge of 0.50% on an annual basis, of the daily net asset value of the Separate Account. The maximum charge will never exceed 0.75%, on an annual basis, of the daily net asset value of the Separate Account.

FIVE-YEAR WAITING PERIOD -- A charge of 0.35% on an annual basis, of the daily net asset value of the Separate Account. The maximum charge will never exceed 0.50%, on an annual basis, of the daily net asset value of the Separate Account.

Signed for Jefferson National Life Insurance Company.

                                     /s/ Craig A. Hawley
                                     Secretary

JNL-4015                                                                02/04